UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
File No. 812-________

In the matter of:	x
:
Global X Funds and	:
Global X Management Company LLC	x

Application for an Order to Amend a Prior Order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act  and Rule 22c-1 under the 1940 Act; (ii) Sections 6(c) and 17(b) of the 1940 Act  for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and (iii) Section 12(d)(1)(J) of the 1940 Act  for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Please send all communications to:

Bruno del Ama	Daphne Tippens Chisolm, Esq.
Global X Management Company LLC	Law Offices of DT Chisolm, P.C.
410 Park Avenue, 4th Floor	11508 H-236 Providence Road
New York, NY 10022	Charlotte, NC 28277

Page 1 of 25 Pages, including Exhibits
Exhibit Index appears on Page 21

As filed with the Securities and Exchange Commission on October 1, 2010

Table of Contents

I.	Introduction		2

II.	The Investment Products		3

	A.	The Applicants	3

	B.	The New Funds and their Indexes	4

	C.	Investment Objectives	4

	D.	Exchange Listing	6

	E.	Purchases and Redemptions of Shares and Creation Units	6

	F.	Pricing	13

	G.	Availability of Information Regarding Shares and Underlying Indexes	13

	H.	Sales and Marketing Materials; Prospectus Disclosure	16

	I.	Deletion of Relief in the Prior Order from Section 24(d) Under the 1940 Act and Changes to Disclosure Requirements	16

III.	Request for Exemptive Relief and Legal Analysis		17

IV.	Conditions		18

V.	Names and Addresses		18

VI.	Authorization and Signatures		19

VII.	Exhibit Index		20

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I.           Introduction

Global X Management Company, LLC (“Adviser”) and Global X Funds (“Trust”) (collectively, “Applicants”) hereby apply for and request an order (“Order”) to amend a prior order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act ; (ii) Sections 6(c) and 17(b) of the 1940 Act  for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act ; and (iii) Section 12(d)(1)(J) of the 1940 Act  for an exemption from Sections 12(d)(1)(A) and 12(d)(1) of the 1940 Act (“Prior Order”).1

The requested relief is substantially similar to relief previously granted by the Securities and Exchange Commission (“SEC” or “Commission”) in the Prior Order that permits the Trust to establish, create and operate one or more registered open-end investment companies and/or separate series of such investment company or companies, with each such investment company or separate series of such investment company offering separate investment portfolios comprised primarily of equity securities (each such investment company or portfolio a “Equity Fund,” and collectively, the “Equity Funds”) that offer exchange traded shares (“Shares”).  Each Equity Fund is, or will be, permitted to hold certain equity securities and financial instruments selected to correspond, before fees and expenses, generally to the price and yield performance of a specified equity securities index (“Equity Index”).  The Shares of each Equity Fund are, or will be, purchased only in large aggregations of a specified number referred to as a “Creation Unit.”  Creation Units are, or would be separable, upon issue into individual Shares, which are, or would be, listed and traded at negotiated prices on a national securities exchange.  The Shares themselves are not, or would not be, redeemable unless combined into a Creation Unit.  Applicants requested and received in relief in the Prior Order to offer additional Equity Funds in the future as well as any series of any existing or future Equity Funds registered under the 1940 Act.

The Applicants hereby request relief similar to that received with respect to Equity Funds for new or additional investment portfolios of the Trust (“New Funds”) that will offer Shares that can be redeemed only in large aggregations (i.e., Creation Units) that would invest in fixed-income securities and fixed-income related securities (“Portfolio Securities”) and financial instruments selected to correspond, before fees and expenses, generally to the price and yield performance of specified fixed income and/or fixed income related index (each an “Index” and, collectively, “Indexes”).

Applicants also seek to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the 1940 Act.  The requested relief granted would extend to one or more future investment portfolios of the Trust or future registered open-end investment companies and/or separate series of such investment company or companies, with each such future investment portfolio of the Trust or future investment company or separate series of such investment company offering separate investment portfolios whose Portfolio Securities and financial instruments are selected to correspond, before fees and expenses, generally to the price and yield performance of one or more specified Equity Indexes and/or the Indexes (“Future Funds”).2  The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

1           Global X Funds, et al., Investment Company Act Release Nos. 28378 (September 10, 2008) (notice) and 28433 (October 3, 2008) (order) (“Prior Order”).  File No. 812-13517.  All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the applications for the Prior Order.
2           All existing entities that intend to rely on the Order have been named as applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.  Any Future Fund will be advised by the Adviser or any entity controlled by or under common control with the Adviser.

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The requested relief is substantially similar to the relief granted to the Applicants by the Commission in the Prior Order.  The requested relief is also substantially similar to that granted to other fixed-income exchange-traded funds (hereinafter, “ETFs”).3  The Equity Funds, the New Funds and the Future Funds, together, are referred to herein as the “Funds.”

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the SEC.

II.           The Investment Products

A.           The Applicants

The Trust – Global X Funds is a statutory trust organized under the laws of Delaware and registered with the SEC as an open-end management investment company.  The Trust is managed by a board of trustees (“Board”).  The New Funds will be series of the Trust and will be advised by the Adviser.  Each Future Fund will be advised by the Adviser or an entity controlled by, or under common control with, the Adviser.

The Adviser – Global X Management Company, LLC (“GXMC”) is the investment adviser to the Trust.  GXMC is a Delaware limited liability company, with its principal office located at 410 Park Avenue, 4th Floor, New York, NY 10022.  GXMC is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  The Adviser may retain one or more sub-advisers (“Sub-Advisers”) for managing the assets of a Fund for which it is the investment adviser.  Any Sub-Adviser to a Fund will be registered under the Advisers Act.

The Distributor – SEI Investments Distribution Company, a broker-dealer that is registered with the Commission under the Securities Exchange Act of 1934 (“Exchange Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”), will serve as the principal underwriter for the Trust (“Distributor”).  The Distributor will distribute Shares of the New Funds on an agency basis.  The Distributor will not be affiliated with the Adviser, any Sub-Adviser, the Trust’s custodian (“Custodian”), or a national securities exchange pursuant to Section 6 of the Exchange Act (an “Exchange”).

3           See Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); Van Eck Associates, et al., Investment Company Act Release No. 27742 (Feb. 27, 2007); SSgA Funds Management, Inc., et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Charles Schwab Investment Management Inc., et al., Investment Company Act Release No. 28983 (Oct. 23, 2009).

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B.            The New Funds and Their Indexes

The New Funds, except as noted herein, will operate in a manner identical to that of the Equity Funds that were the subject of the Prior Order.  Each New Fund primarily will invest in Portfolio Securities and financial instruments selected to correspond, before fees and expenses, generally to the price and yield performance of an Index.

Each New Fund’s Index will be comprised of Portfolio Securities traded in U.S. and foreign markets.  Index of the each Future Fund may be a domestic or foreign fixed-income index or a domestic or foreign equity index.  No entity that creates, compiles, sponsors or maintains an Index is or will be an “affiliated person”, as defined in section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person of the Trust, the Adviser, the Distributor, any Sub-Adviser, or the promoter of a Fund.

C.            Investment Objectives

The investment objective of each New Fund or Future Fund will be to provide investment results that correspond, before expenses, generally to the price and yield performance of the relevant Index.  In seeking to achieve the respective investment objective of each New Fund or Future Fund, the Adviser may utilize a “replication” strategy or a “representative sampling” strategy to track its Index.  A Fund using a replication strategy will invest in substantially all of the component securities in its relevant Equity Index or Index (“Component Securities”) in the same approximate proportions as in the relevant Equity Index or Index.  A Fund that utilizes a representative sampling strategy will hold a basket of the Component Securities of its relevant Equity Index or Index, but it may not hold all of the Component Securities of its relevant Equity Index or Index.  Except as noted herein, this sampling strategy is similar to that employed by the Adviser when it manages certain of the Equity Funds.

When using a sampling strategy, the Adviser attempts to match the risk and return characteristic of the portfolio of a New Fund or Future Fund to the risk and return characteristic of the Index.  For each New Fund or Future Fund, the Adviser subdivides each Index into categories of securities with similar features and characteristics.  The Adviser generally divides the Index into parameters that determine a particular bond’s risk and expected return: e.g., duration, maturity, sector, credit rating, coupon, date of issue, the presence of embedded options (if any) and other investment or fundamental characteristics that the Adviser may deem relevant for such purposes.  After each security in the Index is assigned to a category designed to reflect a combination of such parameters, the Adviser begins to construct the portfolio of a New Fund or Future Fund by selecting representative fixed-income securities from each category.  The representative sample of fixed-income securities chosen from each category is intended to closely correlate with the investment and fundamental characteristics of the Index as a whole.  The Adviser may include or exclude certain fixed-income securities to create a more tradable portfolio and improve arbitrage opportunities.

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There are many benefits to the employment of a sampling strategy with respect to a New Fund or Future Fund.  For example, the Adviser can avoid fixed-income securities that are relatively expensive (i.e., fixed-income securities that trade at perceived higher prices or lower yields due to supply demand) but have the same relative risk, value, duration and other characteristics as less expensive bonds.  In addition, the use of sampling techniques permit the Adviser to exclude fixed-income securities that it believes will soon be deleted from the Index. The Adviser can also avoid holding fixed-income securities it deems less liquid than other bonds with similar characteristics which facilitates a more tradable portfolio.  Lastly, the Adviser can develop a basket of Component Securities with respect to an Index that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

The use of sampling strategies may prevent a New Fund or Future Fund from tracking its Index with the same degree of accuracy as would an investment fund that invested in every Component Security of the Index with the same weighting as the Index (i.e., replication). However, the Applicants anticipate that, over time, the Adviser will be able to manage a New Fund or Future Fund such that the expected tracking error of the New Fund or Future Fund relative to the performance of its Index will be less than 5%.  Adjustments will be made in the portfolio of a New Fund or Future Fund in accordance with changes in the composition of its Index.

Under the Prior Order, the applicants provided that each Equity Fund would invest at least 80% of its assets in Component Securities of its relevant Equity Index.  In the case of an Foreign Fund, at least 80% of the Foreign Fund’s investments would be invested in Component Securities and depository receipts4 representing such securities.  The application for the Prior Order states that an Equity Fund may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Equity Index but which the Adviser (or applicable Sub-Adviser) believes would help an Equity Fund track its Equity Index.

Each New Fund and Future Fund also will invest at least 80% of its total assets (exclusive of collateral held from securities lending), as disclosed in the relevant summary and/or statutory prospectus (“Prospectus”) or statement of additional information (“SAI”) for each New Fund or Future Fund, in Component Securities and, as applicable, Depositary Receipts, or “to-be-announced transactions” or “TBA Transactions” (as described below).  In addition, each Fund may at times invest up to 20% of its total assets in certain derivatives (including without limitation futures, options and swap contracts), currencies, commodities, cash and cash equivalents, including U.S. and non-U.S. money market funds, other ETFs5, including other Funds, as well as securities not included in its Index, but which the Adviser (or applicable Sub-Adviser) believes will help the Fund track its Index (collectively, “Other Investments”).

4           “Depositary Receipts” will typically be American Depositary Receipts, but may include Global Depositary Receipts, and Euro Depositary Receipts.
5           Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(1) of the 1940 Act and would be made through purchases of shares in the secondary market or through receipt of shares as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units, as defined below.  A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the portfolio securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Equity Index or Index.  For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Equity Index or Index.  The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of portfolio securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Equity Index or Index through its investment in a single ETF holding similar securities.  See iShares Trust, et al., (Oct. 22, 2008).

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D.            Exchange Listing

The Shares will be listed on an Exchange (“Listing Exchange”) and traded in the secondary market in the same manner as other equity securities.  The Distributor will not maintain a secondary market in the Shares.  As long as the Trust or other registered open-end investment company and/or separate series of such investment company operates in reliance on the Order, the Shares will be listed on a Listing Exchange.

E.            Purchases and Redemptions of Shares and Creation Units

Each Fund will offer, issue and sell its Shares to investors only in Creation Units through the Distributor on a continuous basis at the net asset value (“NAV”) per share next determined after an order, in proper form, is received.  The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”) (“Closing Time”) on each day that the NYSE is open.  Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the Custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the 1940 Act.  The NAV of a Fund that invests in fixed-income or foreign securities may be determined prior to 4:00 p.m., ET on each Business Day.

(1)           Placement of Orders to Purchase Creation Units

(a)           General

The New Funds and Future Funds will generally be purchased and redeemed by means of an in-kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption Securities” for purposes of redemptions) with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein.6  While a New Fund will generally operate on an in-kind basis, in order for the Trust to preserve maximum efficiency and flexibility, a New Fund and any Future Fund reserve the right to accept and deliver Creation Units of the New Fund and any Future Fund entirely for cash (“All-Cash Payment”).

6           The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.  The Prospectus for a Fund will also state that an Authorized Participant that is not a ‘Qualified Institutional Buyer,’ as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.  A Creation Unit Aggregation is usually purchased or redeemed from a Fund for a basket of Deposit Securities or Redemption Securities that corresponds pro rata, to the extent practicable, to the Portfolio Securities plus a specified cash payment.  In some cases, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund portfolio.

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The in-kind approach will minimize the need to liquidate Portfolio Securities to meet redemptions of Creation Units and may permit each applicable New Fund or Future Fund to more closely achieve the desired correlation to its Index.  However, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more New Funds or Future Funds may present operational problems for such Funds.  Therefore, the Trust may permit, in its discretion, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.  Substitution might be permitted or required, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Creation Deposit (defined below), may not be eligible for transfer through the DTC Process (defined below), may not be eligible for trading by an Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting.  In the case of certain New Funds or Future Funds that invest in foreign securities, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances.  Brokerage commissions incurred by a New Fund or Future Fund to acquire any Deposit Securities not part of a Creation Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee (as defined below) to ensure that the Fund collects the extra expense from the purchaser.

Each New Fund or Future Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a TBA Transaction.  A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.  The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System of the National Securities Clearing Corporation (“NSCC”) or a clearing agency that is registered with the SEC, or (2) a DTC Participant that has executed a participant agreement with the Distributor (“Participant Agreement”).  An investor does not have to be an Authorized Participant, but in order to purchase a Creation Unit, an investor must place an order through, and make appropriate arrangements with, an Authorized Participant.

(b)           DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each New Fund or Future Fund’s Creation Units will be processed either through (i) an enhanced clearing process or (ii) a manual clearing process, as described below.  The “DTC Process” involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Shares.  Settlement and clearing of foreign securities presently cannot be made using the DTC Process.  This is true for current ETFs that hold foreign securities.

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For New Funds or Future Funds that invest in foreign securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the owner of the beneficial interest in Shares (“Beneficial Owner”), the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required “cash in lieu” amount, with any appropriate adjustments as determined by the Fund.  Deposit Securities and All-Cash Payments must be delivered to the accounts maintained at the Custodian or applicable sub-custodians.  If applicable, the sub-custodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities and/or cash have been delivered.  The Distributor will then furnish to those persons purchasing Creation Units a confirmation and Prospectus.

The Shares will clear and settle in the same manner as the shares of other ETFs, and Deposit Securities will clear and settle in the same manner as the applicable fixed-income securities.7  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  U.S. corporate and non-corporate fixed-income securities (other than U.S. government and agency securities) will settle through the DTC.  Non-U.S. fixed-income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  The Shares will settle through the DTC.8  The Custodian will monitor the movement of the underlying Deposit Securities or cash and will instruct the movement of the Shares only upon validation that Deposit Securities or cash have settled correctly.  The settlement of the Shares will be aligned with the settlement of the underlying Deposit Securities or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund.  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of the Shares.  Each Fund may recoup the settlement costs charged by DTC or the Custodian by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”).

(c)           Timing and Transmission of Purchase Orders

All orders to purchase Creation Units must be received by the Distributor no later than the Closing Time (as defined above) on the Transmittal Date in order for the purchaser to receive the NAV determined on the Transmittal Date.

7           See iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.
8           To the extent creation and redemption transactions for the Shares of the New Fund or Future Fund can clear and settle through the CNS System, Creation Units may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System.

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The Distributor will transmit all purchase orders to the relevant Fund.  The Fund and/or the Distributor may reject any order that is not in proper form.  After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, or the All-Cash Payment, as applicable, DTC will instruct the Fund to initiate “delivery” of the appropriate number of the Shares to the book-entry account specified by the purchaser.  The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.  The Prospectus or SAI of each Fund will disclose other grounds for rejection of purchase orders.  The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of the Shares.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust (or a relevant future registered open-end investment company contemplated by this Application) of the Deposit Securities and the payment of any cash portion of the purchase price, or the transfer of the All-Cash Payment have been completed.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of appropriate collateral.  The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust (or a relevant future registered open-end investment company contemplated by this Application) of purchasing such securities and the value of the collateral.  The SAI may contain further detail relating to such collateral procedures.

(2)           Payment for Creation Units

(a)           General

As applicable, persons purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (“Cash Amount”), plus any applicable Transaction Fee, or an All-Cash Payment.  With respect to the Cash Amount for in-kind transactions and All-Cash Payments, the purchaser will make a cash payment on the contract settlement date.  The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.”  The Cash Amount is a cash payment designed to ensure that the total aggregate value of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase.9

9           If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

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The Adviser will make available through the Distributor on each Business Day, prior to the opening of trading on the Listing Exchange (expected to be 9:30 a.m. ET), a list of securities and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund or cash information for each Fund,10 including when the purchase of Creation Units from the Fund is an All-Cash Payment.  In addition, the All-Cash Payment will be disclosed, if applicable.  The Creation Deposit will apply to all purchases of Creation Units until a new Creation Deposit composition is announced.  In addition, the Adviser will make available, on a daily basis, information about the previous day’s Cash Amount.  The Adviser will make this information available through the Distributor along with the information about the Deposit Securities.

(b)           Domestic Funds

For purchases of Funds utilizing the in-kind process, Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant.  Authorized Participants wishing to place an order creating Creation Units, to be effected using the DTC Process, must state that the creation of Creation Units will be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund on the contract settlement date.  Cash equal to the Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund on the contract settlement date.  An order to create Creation Units using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Securities and the Cash Amount in a timely fashion on the contract settlement date, such order will be canceled.  Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day.  The delivery of Creation Units purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third Business Day following the day on which the creation order is deemed received by the Distributor.

(c)           Foreign Funds

An in-kind purchase of a Creation Unit of a Future Fund that is a Foreign Fund will operate as follows.11  Once a purchase order has been placed with the Distributor, the Distributor will inform the Custodian.  The Custodian will then inform the appropriate sub-custodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such Deposit Securities, in the case of a permitted or required cash purchase or “cash in lieu” amount), with any appropriate adjustments as determined by the Fund.  Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians.

10           Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the primary Listing Exchange for the Shares.  Applicants do not believe that All-Cash Payments, if used, will affect arbitrage efficiency because they believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash.  The important function of the arbitrageur is to bid the share price of any Fund up or down until it converges with the Fund’s NAV.  The Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with Deposit Securities.  In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Securities and/or financial instruments.
11  For purposes of this Application, the term “Foreign Fund” also includes a Fund that invests in stocks or bonds throughout the world, including the U.S.

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For both the Domestic Funds and the Foreign Funds, the securities and the number of the Deposit Securities for an in-kind purchase required for the Creation Deposit for each Fund will change as rebalancing adjustments and corporate action events, among other reasons for change, are reflected, from time to time, by the Adviser in light of the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Index.  The adjustments described above will reflect changes (i) known to the Adviser by the time of determination of the Deposit Securities, (ii) known in the composition of the Index being tracked by the relevant Fund, or (iii) resulting from corporate actions, among other reasons for change.

Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash or a different security to replace any prescribed Deposit Security.  Substitution might be permitted or required, for example, because one or more Deposit Securities: (i) may be unavailable; (ii) may not be available in the quantity needed to make a Creation Deposit; or (iii) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.  Brokerage commissions incurred by a Fund to acquire any Deposit Security that is not part of the Creation Deposit are expected to be immaterial.  In any event, the Adviser may adjust the relevant Transaction Fee paid by such purchasing investor to ensure that the Fund collects any additional fee or expense and the amount of any brokerage commissions paid relating to the substitution of a different security.

(3)           Redemption

Just as the Shares can be purchased from a Fund only in Creation Units, the Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated).  To redeem the Shares, an investor must accumulate enough Shares to constitute a Creation Unit.  Redemption requests must be placed by or through an Authorized Participant.  As required by law, redemption requests in good order will receive the NAV next determined after the request is received.  Pursuant to its organizational documents, the Trust has the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund.  Applicants currently contemplate that Creation Units of a New Fund or Future Fund will be redeemed principally in-kind (together with a balancing cash payment) except in certain circumstances in which Creation Units may be redeemed all or in part for cash.  Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process.

(a)           In-Kind Redemptions

When using the DTC Process, an in-kind redemption involves delivery of the Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amount of each of the underlying Portfolio Securities from the Fund to the entity placing the redemption request.  As previously described in this Application, the DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Shares.  Therefore, both the Fund and the entity placing the in-kind redemption request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of the Shares and the corresponding transfer of each underlying Portfolio Security.  Transmission of an amount calculated in the same manner as the Cash Amount (“Cash Redemption Payment”) 12 and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. For Foreign Funds, a redemption request will not be made through DTC.  Creation Units of each Fund will be redeemed principally in-kind, except in certain circumstances.  However, the Fund has the right to make redemption payments in kind, in cash, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption.  The Adviser may adjust the Transaction Fee imposed on a redemption that is wholly or partly paid in cash in order to take into account any additional brokerage commission or other transaction costs, fees or expenses incurred by the Fund.

12           Although calculated in the same manner as the Cash Amount, the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on that day.

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To the extent a Fund utilizes in-kind redemptions, Shares in Creation Units will be redeemable on any Business Day for the Redemption Securities.  Applicants expect that the Redemption Securities received by a redeeming investor in most cases will be the same as the Deposit Securities required of investors purchasing Creation Units on the same day.13   Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay to the Fund, a Cash Redemption Payment.  The redeeming investor also must pay to the Fund a Transaction Fee.  The Adviser will publish daily a list of Redemption Securities.

A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.14  This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.  For example, a redeeming investor may be an investment-banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.15

13           There may be limited circumstances, however, where the Deposit Securities and Redemption Securities could differ from each other.  For example, if the bond of issuer #1 were replacing the bond of issuer #2 in a Fund’s Index at the close of the day’s trading session, the day’s prescribed Deposit Securities might include the bond of issuer #1 but not issuer #2, while the day’s prescribed Redemption Securities might include the bond of issuer #2 but not that of issuer #1.  This flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and may lower the Fund’s brokerage costs, and thus is in the best interests of the Fund’s shareholders.
14           A New Fund may also decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.
15           If a redeeming investor must take (or chooses to take) cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process.

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The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, except as provided in the Prior Order with respect to certain Equity Funds that invest in foreign securities.

(b)           Redemptions for All-Cash Payment

Redemptions of Creation Units for an All-Cash Payment will occur through procedures that are analogous (in reverse) to those for purchases.  All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through the DTC Process, according to the procedures set forth in the Participant Agreement.  If a request for redemption is rejected by the Trust, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, the Trust will so notify the entity requesting such redemption, which then would have to re-submit the redemption request in good order.  Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement.  An entity redeeming Shares in Creation Units through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected on an in-kind basis through the DTC Process, calculated in the manner as disclosed in the Prospectus and/or SAI.

F.           Pricing

The price of the Shares will be based on a current bid/offer in the secondary market.  The price of the Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, although Applicants believe that the market value of the Shares primarily will rise or fall based on changes in the current value of the Portfolio Securities held by the Fund. The Shares, which are available for purchase or sale on an intra-day basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Therefore, prices of the Shares on an Exchange may be below, at or above the most recently calculated NAV of such Shares.  No secondary sales of the Shares will be made to brokers at a concession by the Distributor or by a Fund.  Transactions involving the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous secondary market for the Shares, together with the publication by the Listing Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Funds that are particularly attractive to certain types of investors.  The pricing of the Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

G.           Availability of Information Regarding Shares and Indexes

(1)           General

In addition to the list of names and amounts of each security constituting the current Deposit Securities of the Creation Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, for an outstanding Share of each Fund, will be made available, if applicable.  Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such information and will make no warranty as to accuracy of such information.  In addition, the following information will be disseminated: (i) continuously throughout the regular trading hours on the relevant Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Listing Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, an amount per individual Share representing the sum of the estimated Cash Amount and the current value of the Deposit Securities.  Comparing these two figures allows an investor to determine whether, and to what extent, the Shares are selling at a premium or a discount to NAV.16  The composition and return of the Index will be calculated and the total return will be disseminated once each Business Day at the end of the day.  The end of day values of any Foreign Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

16           Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed.  This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg and Standard & Poor’s Comstock.

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Each Fund will make available, on a daily basis, through the Distributor the names and required number of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Amount, or the All-Cash Payment, as applicable.  The NAV for each Fund will be calculated and disseminated daily.  The Fund’s Website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the identity of the Index for each Fund, as well as additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund.  In addition, Applicants expect that the Listing Exchange will disseminate a variety of data with respect to each Fund on a daily basis, including information with respect to recent NAV for each Fund, net accumulated dividend, final dividend amount to be paid, Shares outstanding, Deposit Securities and total cash amount per Creation Unit, or estimated All-Cash Payment as applicable, will be made available prior to the opening of the Listing Exchange.

As discussed above, the closing prices of the Funds’ Deposit Securities are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters.

(a)           Calculation of Intra-day NAV

An estimated intra-day NAV for each Fund will be calculated by an independent third party every 15 seconds during the Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Exchange.  The estimated NAV for each Fund will be updated throughout the day to reflect changing prices using multiple prices from one or more independent third party pricing sources.  Applicants represent that (i) the estimated NAV for each Fund will be calculated by an independent third party; (ii) the estimated NAV will be calculated using prices obtained from one or more independent third-party pricing sources throughout the day; and (iii) the estimated NAV will be calculated in accordance with pre-determined criteria and set parameters so that an individual “price” based on an analysis of one or more pricing sources is obtained for each security in a Creation Deposit.

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Because all bonds typically trade by means of “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources.  The estimated NAV will be calculated by using a combination of: (i) executed bond transactions (e.g., such as those reported on FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers; and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg.

For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers.  “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems.  “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

(b)           Availability of Intra-day Pricing and Other Information

As previously noted, one source of intra-day U.S. bond prices is the TRACE system.  The TRACE system reports executed prices on corporate bonds.  The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing.  TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a 15 minute delay) and also are available by subscription from various information providers (e.g., Bloomberg).  In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE, including, for example, their own trading desks.  Applicants understand that (i) many Authorized Participants already make markets in the bonds included in the Indexes and (ii) when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Deposit Securities and the reasonableness of a Fund’s estimated NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers.  In addition, Authorized Participants and other market participants can obtain bond prices by subscription from third parties through on-line client-based services.17

End of day prices of each Fund’s Deposit Securities are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by major broker-dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

17           “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association--Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

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A great deal of information will be available to prospective investors about the Shares and each New Fund or Future Fund.  Investors interested in a particular Fund can obtain the Fund’s Form N-SAR, N-CSR, N-Q, and N-PX, as well as the annual and semi-annual reports sent to shareholders.  In addition, because the Shares will be listed and traded on a Listing Exchange, prospective investors will have access to information about the product over and above what is normally available about shares of a regular mutual fund.  Information regarding the market price and trading volumes of the Shares will be continually available on a real time basis throughout the day via the Consolidated Quote System and Consolidated Tape Association, the Listing Exchange’s website and other electronic services, such as Bloomberg and Reuters.  The previous Business Day’s market price and trading volume information with respect to the Shares may be published daily in the financial section of newspapers.  In addition, Applicants expect that any New Fund or Future Fund may be followed closely by both bond market and mutual fund professionals, who will offer their analysis as to why investors should purchase, avoid, hold or sell the Shares.  In short, Exchange listing of the Shares should ensure not only that there is a large amount of raw data available, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because, as discussed above, information about the intra-day prices of each Fund’s Deposit Securities may be readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intra-day value of each Fund’s Deposit Securities and each Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities.

H.           Sales and Marketing Materials; Prospectus Disclosure

Subject to Section II.I, the Applicants expect that, with respect to the Prospectus, SAI, shareholder reports, and marketing or advertising materials for each New Fund or Future Fund, the approach regarding disclosure will be identical to that of the Equity Funds, which are the subject of the Prior Order.

I.	Deletion of Relief in the Prior Order from Section 24(d) Under the 1940 Act and Changes to Disclosure Requirements

As stated above, the Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the 1940 Act.  The Applicants believe that the deletion of the exemption from Section 24(d), which was granted in the Prior Order, is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (January 13, 2009) (“Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description.

All representations and conditions contained in this Application and in the Application for the Prior Order that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.

III.            Request for Exemptive Relief and Legal Analysis

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Applicants request an order to amend the Prior Order which permits: (a) open-end management investment companies to issue the Shares of Equity Funds in large aggregations only; (b) secondary market transactions in the Shares to occur at negotiated prices; (c) dealers to sell the Shares to purchasers in the secondary market unaccompanied by a prospectus, when prospectus delivery is not required by the Securities Act; (d) certain affiliated persons of the Equity Funds to deposit securities into, and receive securities from, the Equity Funds in connection with the purchase and redemption of Creation Units; (e) certain Equity Funds to pay redemption proceeds more than seven days after the tender of Shares for redemption under certain circumstances, (f) certain open-end management investment companies and unit investment trusts outside of the same group of investment companies as the Equity Funds to acquire Shares beyond the limits of Section 12(d)(1)(A) of the 1940 Act, and (g) each Equity Fund and/or a broker-dealer registered under the Exchange Act to sell the Shares to open-end management investment companies and unit investment trust outside of the same group of investment companies as the Equity Funds to acquire the Shares beyond the limits of section 12(d)(1)(B).

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, subject to the same terms, provisions and conditions of the Prior Order, except as amended by this Application.

Each New Fund or Future Fund, except as otherwise noted herein, will operate in a manner identical to the operation of Equity Funds for which the Commission has already granted exemptive relief.  The requested relief would amend the Prior Order to apply to each New Fund or Future Fund.

Applicants believe that the Shares of the New Funds or Future Funds afford significant benefits in the public interest. Among other benefits, availability of the Shares would: provide increased investment opportunities that should (i) encourage diversified investment; (ii) provide in the case of individual tradable Shares, a low-cost market-based fixed-income product that can be traded throughout the day at prices that reflect minute by minute conditions rather than end of day prices; (iii) provide investors with an opportunity to diversify their portfolios by purchasing fixed-income securities at a low cost and with significantly lower transaction costs then if they purchased individual mutual funds with similar objectives; (iv) provide a security that should be freely available in response to market demand; and (v) provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned .....and the proposed transaction is consistent with the general purposes of [the 1940 Act ].”

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The sale and redemption of Creation Unit of each New Fund or Future Fund is on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units are sold and redeemed by the relevant Fund at their NAV.  The Portfolio Deposit for each New Fund or Future Fund is based on a standard applicable to all and valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section l7(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit, are reasonable and fair and do not involve overreaching on the part of any person concerned.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act.  The exemptions and order requested are substantially similar to those granted in the Prior Order and to other ETFs.

IV.           Conditions

Applicants agree that any amended order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except for condition 5 to the Prior Order, which will be deleted, and condition 3 to the Prior Order, whose last sentence will be deleted.

V.           Names and Addresses

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state that the address of the Applicants is as follows:

Global X Funds
Global X Management Company
410 Park Avenue, 4th Floor
New York, NY 10001
(212) 644-6440

The Applicants further state that all questions concerning this Application should be directed to:

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC
11508 H-236 Providence Road
Charlotte, NC
(704) 806-2387

VI.            Authorization and Signatures

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Pursuant to Rule 0-2(c)(l) under the 1940 Act , each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.  The items required by Rule 0-2(c)(l) under the 1940 Act are attached hereto as Exhibit A.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

Global X Funds

By:	/s/ Bruno del Ama
Bruno del Ama
President
Global X Funds
Date: October 1, 2010

Global X Management Company

By:	/s/ Bruno del Ama
Bruno del Ama
Chief Executive Officer
Global X Management Company LLC
Date: October 1, 2010

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VII.           Exhibit Index

A.	Authorizations required pursuant to Rule 0-2(c)(l).

	1.	Global X Funds
	2.	Global X Management Company LLC

B.	Verifications required pursuant to Rule 0-2(d).

	1.	Global X Funds
	2.	Global X Management Company LLC

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EXHIBIT A-1
AUTHORIZATION
RULE 0-2(c)(l)
Global X Funds
In accordance with Rule 0-2(c) under the 1940 Act, Bruno del Ama, in his capacity as President of Global X Funds, states that all actions necessary to authorize the execution and filing of this Application for an order to amend a Prior Order (as described in the Application) have been taken, and the person signing and filing this document is authorized to do so on behalf of Global X Funds pursuant to his general authority as President of Global X Funds and pursuant to the following resolution adopted by the Board of Trustees of the Global X Funds on March 26, 2010:

RESOLVED, that any appropriate officer of the Trust be, and is hereby, authorized to prepare and execute on behalf of the Trust and to file with the SEC, pursuant to the 1940 Act, an application for exemptive relief from the provisions under the Act to the extent necessary to allow the Trust to offer new series that invest in fixed income securities and financial instruments selected to correspond, before fees and expenses, generally to the price and yield performance of specified fixed income or fixed income related index.

/s/ Bruno del Ama
Bruno del Ama
President
Global X Funds

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EXHIBIT A-2
AUTHORIZATION
RULE 0-2(c)(l)
Global X Management Company LLC

In accordance with Rule 0-2(c) under the 1940 Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application for an order to amend a Prior Order (as described in the Application) have been taken, and the person signing and filing this document is authorized to do so on behalf of Global X Management Company LLC. Bruno del Ama is authorized to sign and file this document on behalf of Global X Management Company LLC, pursuant to the general authority vested in him as Chief Executive Officer of Global X Management Company.

/s/ Bruno del Ama
Bruno del Ama
Chief Executive Officer
Global X Management Company

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EXHIBIT B-1
VERIFICATION
RULE 0-2(d)
Global X Funds
VERIFICATION

The undersigned states that that (i) he has duly executed the attached Application for an order to amend a Prior Order (as described in the Application) dated October 1, 2010 for and on behalf of Global X Funds (“Trust”), (ii) he is the President of the Trust; and (iii) all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bruno del Ama
Bruno del Ama
President
Global X Funds

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EXHIBIT B-2
VERIFICATION
RULE 0-2(d)
Global X Management Company LLC

The undersigned states that (i) he has duly executed the attached Application for an order to amend a Prior Order (as described in the Application) dated October 1, 2010 for and on behalf of Global X Management Company LLC.; (ii) he is Chief Executive Officer of such company; and (iii) all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bruno del Ama
Bruno del Ama
Chief Executive Officer
Global X Management Company LLC

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